October 29, 2019

Jason Meggs
Chief Financial Officer
Syneos Health, Inc.
1030 Sync Street
Morrisville, NC 27560-5468

       Re: Syneos Health, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           File No. 001-36730

Dear Mr. Meggs:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1. Business
Customers, page 14

1. You disclose that one customer accounted for 11% of your 2018 revenues. Please provide the disclosures required by Item 101(c)(1)(vii) of Regulation S-K. Alternatively, tell us in detail how you concluded the loss of this customer would not have a material adverse effect given that, on page 28, you state, "If any large customer decreases or terminates its relationship with us, our business, financial condition, results of operations or cash flows could be materially adversely affected."
 Jason Meggs
FirstName LastNameJason Meggs
Syneos Health, Inc.
Comapany NameSyneos Health, Inc.
October 29, 2019
Page 2
October 29, 2019 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if
you have questions regarding this comment on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services